Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rebecca Liu

Investor Relations

51job, Inc.

+(86-21) 6879-6250

ir@51job.com

51job, Inc. Reports First Quarter 2014 Financial Results

SHANGHAI, China, May 7, 2014 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the first quarter of 2014 ended March 31, 2014.

First Quarter 2014 Financial Highlights:

●	Total revenues increased 14.9% over Q1 2013 to RMB437.2 million (US$70.3 million), within the Company’s guidance range

●	Online recruitment services revenues increased 21.6% over Q1 2013 to RMB301.5 million (US$48.5 million)

●	Gross margin increased to 74.5% from 72.8% in Q1 2013

●	Income from operations increased 3.7% over Q1 2013 to RMB119.8 million (US$19.3 million)

●	Fully diluted earnings per common share were RMB1.95 (US$0.63 per ADS)

●	Excluding share-based compensation expense and gain from foreign currency translation as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB2.26 (US$0.73 per ADS), exceeding the Company’s guidance range

●	Cash and short-term investments increased to RMB3,293.1 million (US$529.7 million) as of March 31, 2014

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “With recruitment demand and hiring activity maintaining positive trends so far this year, we pushed forward on the execution of our strategic initiatives and achieved solid first quarter results. We continued to place a heavy emphasis on our customer acquisition and marketing efforts, which helped drive the number of unique employers using our online services to a new quarterly record. Building on the strength of our business fundamentals, financial resources and market leadership, we will stay aggressive in 2014 with investments that will position 51job to capture greater opportunities in the HR services industry and realize sustainable long-term growth.”

- more -

51job, Inc. Reports First Quarter 2014 Financial Results

May 7, 2014

First Quarter 2014 Unaudited Financial Results

Total revenues for the first quarter ended March 31, 2014 were RMB437.2 million (US$70.3 million), an increase of 14.9% from RMB380.4 million for the same quarter in 2013.

Online recruitment services revenues for the first quarter of 2014 were RMB301.5 million (US$48.5 million), representing a 21.6% increase from RMB248.0 million for the same quarter of the prior year. The growth was principally due to an increase in the number of unique employers using online recruitment services, which was partially offset by a decrease in average revenue per unique employer. Unique employers increased 25.7% to 259,336 in the first quarter of 2014 compared with 206,329 in the same quarter of the prior year driven by strengthened customer acquisition efforts and increased usage of online recruitment services by employers. However, average revenue per unique employer decreased 3.3% in the first quarter of 2014 as compared to the same quarter in 2013 primarily due to the addition of new customers who generally purchase introductory, lower priced services.

Print advertising revenues for the first quarter of 2014 decreased 66.0% to RMB8.4 million (US$1.4 million) compared with RMB24.8 million for the same quarter in 2013 primarily due to the ongoing business transition away from print advertising services. The estimated number of print advertising pages generated in the first quarter of 2014 declined 63.2% to 219 from 595 pages in the same quarter in 2013. In addition, due to the strategic decision to discontinue certain newspaper editions, the number of cities where 51job Weekly is published decreased to one city as of March 31, 2014 compared with six cities as of March 31, 2013.

Other human resource related revenues for the first quarter of 2014 increased 18.3% to RMB127.2 million (US$20.5 million) from RMB107.5 million in the same quarter of 2013 primarily due to greater demand and usage of business process outsourcing and training services.

Gross profit for the first quarter of 2014 increased 17.8% to RMB312.7 million (US$50.3 million) from RMB265.4 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, increased to 74.5% in the first quarter of 2014 compared with 72.8% in the same quarter in 2013 due primarily to economies of scale and improved operating efficiency.

Operating expenses for the first quarter of 2014 increased 28.8% to RMB192.9 million (US$31.0 million) from RMB149.9 million for the same quarter of 2013. Sales and marketing expenses for the first quarter of 2014 increased 30.1% to RMB132.0 million (US$21.2 million) from RMB101.4 million for the same quarter of the prior year primarily due to additional sales headcount, higher employee compensation expenses and greater advertising expenditures. General and administrative expenses for the first quarter of 2014 increased 26.0% to RMB61.0 million (US$9.8 million) from RMB48.4 million in the first quarter of 2013 primarily due to higher share-based compensation expense and professional service fees as well as greater office, rental and depreciation expenses.

- more -

51job, Inc. Reports First Quarter 2014 Financial Results

May 7, 2014

Income from operations for the first quarter of 2014 increased 3.7% to RMB119.8 million (US$19.3 million) from RMB115.5 million for the same quarter of the prior year. Operating margin, which is income from operations as a percentage of net revenues, was 28.5% in the first quarter of 2014 compared with 31.7% in the same quarter of 2013. Excluding share-based compensation expense, operating margin would be 33.2% in the first quarter of 2014 compared with 35.4% in the same quarter of 2013.

Net income for the first quarter of 2014 increased 8.9% to RMB118.5 million (US$19.1 million) from RMB108.8 million for the same quarter in 2013. Fully diluted earnings per common share for the first quarter of 2014 were RMB1.95 (US$0.31) compared with RMB1.82 for the same quarter in 2013. Fully diluted earnings per ADS for the first quarter of 2014 were RMB3.90 (US$0.63) compared with RMB3.64 in the first quarter of 2013.

In the first quarter of 2014, total share-based compensation expense was RMB19.7 million (US$3.2 million) compared with RMB13.5 million in the first quarter of 2013. The Company also recognized a gain from foreign currency translation of RMB0.5 million (US$0.1 million) in the first quarter of 2014 compared with a loss of RMB1.4 million in the first quarter of 2013.

Excluding share-based compensation expense and gain/loss from foreign currency translation as well as their related tax impact, non-GAAP adjusted net income for the first quarter of 2014 increased 11.3% to RMB137.6 million (US$22.1 million) compared with RMB123.7 million for the first quarter of 2013. Non-GAAP adjusted fully diluted earnings per common share were RMB2.26 (US$0.36) in the first quarter of 2014 compared with RMB2.07 in the first quarter of 2013. Non-GAAP adjusted fully diluted earnings per ADS in the first quarter of 2014 were RMB4.53 (US$0.73) compared with RMB4.14 in the first quarter of 2013.

As of March 31, 2014, cash and short-term investments totaled RMB3,293.1 million (US$529.7 million) compared with RMB3,147.5 million as of December 31, 2013. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

Based on current market conditions and factoring in the value-added tax (“VAT”) policy change which will take effect on June 1 (as described below), the Company’s revenue target for the second quarter of 2014 is in the estimated range of RMB440 million to RMB455 million (US$70.8 million to US$73.2 million). Excluding share-based compensation expense, any gain or loss from foreign currency translation, any period-end mark-to-market gain or loss associated with the convertible senior notes (as described below), and the expenses incurred for the issuance of the notes as well as the related tax impact of these items, the Company’s non-GAAP fully diluted earnings target for the second quarter of 2014 is in the estimated range of RMB2.15 to RMB2.35 per common share (US$0.69 to US$0.76 per ADS). The Company expects total share-based compensation expense in the second quarter of 2014 to be in the estimated range of RMB20 million to RMB21 million (US$3.2 million to US$3.4 million).

- more -

51job, Inc. Reports First Quarter 2014 Financial Results

May 7, 2014

Other Company News

In March, the Company terminated the publication of 51job Weekly in Shenyang but continues to maintain its sales office and all other operations in this city.

In April, the Company completed an offering of US$172.5 million in convertible senior notes to international institutional investors pursuant to Rule 144A/Regulation S under the U.S. Securities Act of 1933, as amended. Of the net proceeds the Company received from the convertible senior notes offering, US$50 million was used to pay the aggregate premium of the zero-strike call option transactions entered into in connection with the offering. The remaining net proceeds will be used for general corporate purposes, including working capital needs and potential acquisitions of complementary businesses and assets.

Beginning on June 1, 2014, in accordance with recently announced regulations by the PRC Ministry of Finance, the Company’s PRC subsidiaries will cease paying a 3% business tax on gross revenues from value-added telecommunication services in China and instead become subject to a VAT of 6% while being permitted to offset input VAT supported by valid VAT invoices received from vendors against the VAT liability. The Company’s total revenues will be reduced due to this policy change as the VAT impact will be reflected at the net revenue level, which will affect the direct comparability between future and previously reported revenue figures.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.2164 to US$1.00, the noon buying rate on March 31, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

- more -

51job, Inc. Reports First Quarter 2014 Financial Results

May 7, 2014

Conference Call Information

Management will hold a conference call at 9:00 p.m. Eastern Time on May 7, 2014 (9:00 a.m. Shanghai / Hong Kong time zone on May 8, 2014) to discuss its first quarter 2014 financial results, operating performance and business outlook. To dial in to the call, please use conference ID 4680889 and the following telephone numbers:

US: +1-877-941-0843

Hong Kong: +852-3009-5027

International: +1-480-629-9722

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of income before income tax expense, income tax expense, adjusted net income, adjusted earnings per share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expense and gain/loss from foreign currency translation as well as their related tax impact. The Company believes excluding share-based compensation expense and its related tax impact from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such translation loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and gain/loss from foreign currency translation, as well as their related tax impact, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

- more -

51job, Inc. Reports First Quarter 2014 Financial Results

May 7, 2014

About 51job

51job is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at http://www.51job.com and mobile applications, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

Statements in this release regarding targets for the second quarter of 2014, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the second quarter of 2014; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic, regulatory and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry; and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the second quarter of 2014 or as a result of new information, future events or otherwise.

- more -

51job, Inc. Reports First Quarter 2014 Financial Results

May 7, 2014

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
(In thousands, except share, per share and per ADS data)	March 31, 2013 (unaudited)	March 31, 2014 (unaudited)	March 31, 2014 (unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	248,031	301,543	48,508
Print advertising	24,802	8,438	1,357
Other human resource related revenues	107,542	127,220	20,465

Total revenues	380,375	437,201	70,330

Less: Business and related tax	(15,646)	(17,671)	(2,843)

Net revenues	364,729	419,530	67,487

Cost of services (Note 2)	(99,363)	(106,815)	(17,183)

Gross profit	265,366	312,715	50,304

Operating expenses:
Sales and marketing (Note 3)	(101,433)	(131,953)	(21,226)
General and administrative (Note 4)	(48,420)	(60,991)	(9,811)

Total operating expenses	(149,853)	(192,944)	(31,037)

Income from operations	115,513	119,771	19,267
(Loss) Gain from foreign currency translation	(1,401)	539	87
Interest and investment income	17,277	21,670	3,486
Other income	140	75	12

Income before income tax expense	131,529	142,055	22,852
Income tax expense	(22,737)	(23,576)	(3,793)

Net income	108,792	118,479	19,059

Other comprehensive income:
Foreign currency translation adjustments	3	79	13

Comprehensive income	108,795	118,558	19,072

Earnings per share:
Basic	1.88	2.00	0.32
Diluted	1.82	1.95	0.31

Earnings per ADS (Note 5):
Basic	3.76	4.00	0.64
Diluted	3.64	3.90	0.63

Weighted average number of common shares outstanding:
Basic	57,902,999	59,234,158	59,234,158
Diluted	59,701,301	60,827,361	60,827,361

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.2164 to US$1.00 on March 31, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Includes share-based compensation expense of RMB2,156 and RMB3,155 (US$508) for the three months ended March 31, 2013 and 2014, respectively.
3.	Includes share-based compensation expense of RMB1,854 and RMB2,712 (US$436) for the three months ended March 31, 2013 and 2014, respectively.
4.	Includes share-based compensation expense of RMB9,450 and RMB13,825 (US$2,224) for the three months ended March 31, 2013 and 2014, respectively.
5.	Each ADS represents two common shares.

- more -

51job, Inc. Reports First Quarter 2014 Financial Results

May 7, 2014

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
(In thousands, except share, per share and per ADS data)	March 31, 2013 (unaudited)	March 31, 2014 (unaudited)	March 31, 2014 (unaudited)
	RMB	RMB	USD (Note 1)

GAAP income before income tax expense	131,529	142,055	22,852
Add back: Share-based compensation expense	13,460	19,692	3,168
Add back: Loss (Gain) from foreign currency translation	1,401	(539)	(87)

Non-GAAP income before income tax expense	146,390	161,208	25,933

GAAP income tax expense	(22,737)	(23,576)	(3,793)
Tax impact of share-based compensation expense and loss (gain) from foreign currency translation	(1)	(0)	(0)

Non-GAAP income tax expense	(22,738)	(23,576)	(3,793)

Non-GAAP adjusted net income	123,652	137,632	22,140

Non-GAAP adjusted earnings per share:
Basic	2.14	2.32	0.37
Diluted	2.07	2.26	0.36

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	4.27	4.65	0.75
Diluted	4.14	4.53	0.73

Weighted average number of common shares outstanding:
Basic	57,902,999	59,234,158	59,234,158
Diluted	59,701,301	60,827,361	60,827,361

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.2164 to US$1.00 on March 31, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Each ADS represents two common shares.

- more -

51job, Inc. Reports First Quarter 2014 Financial Results

May 7, 2014

51job, Inc.

Consolidated Balance Sheets

	As of
(In thousands, except share and per share data)	December 31, 2013 (unaudited)	March 31, 2014 (unaudited)	March 31, 2014 (unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS

Current assets:
Cash	1,065,543	937,037	150,736
Restricted cash	15,489	50,708	8,157
Short-term investments	2,081,964	2,356,084	379,011
Accounts receivable (net of allowance of RMB3,347 and RMB981 as of December 31, 2013 and March 31, 2014, respectively)	62,808	49,138	7,905
Prepayments and other current assets	345,061	370,162	59,546
Deferred tax assets, current	9,757	4,076	656

Total current assets	3,580,622	3,767,205	606,011

Property and equipment, net	519,277	534,953	86,055
Intangible assets, net	3,652	8,849	1,423
Other long-term assets	18,808	10,008	1,610
Deferred tax assets, non-current	632	784	126

Total non-current assets	542,369	554,594	89,214

Total assets	4,122,991	4,321,799	695,225

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	22,858	33,793	5,436
Salary and employee related accrual	60,076	29,056	4,674
Taxes payable	78,100	70,744	11,380
Advance from customers	411,877	482,990	77,696
Other payables and accruals	212,978	206,695	33,250

Total current liabilities	785,889	823,278	132,436

Deferred tax liabilities, non-current	5,983	5,235	842

Total liabilities	791,872	828,513	133,278

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 59,144,055 and 59,458,823 shares issued and outstanding as of December 31, 2013 and March 31, 2014, respectively)	48	49	8
Additional paid-in capital	1,316,713	1,360,320	218,828
Statutory reserves	8,456	8,456	1,360
Accumulated other comprehensive income	1,541	1,621	261
Retained earnings	2,004,361	2,122,840	341,490

Total shareholders’ equity	3,331,119	3,493,286	561,947

Total liabilities and shareholders’ equity	4,122,991	4,321,799	695,225

Note 1:	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.2164 to US$1.00 on March 31, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

###